Exhibit 99.1

News release

Hydro One and the Power Workers’ Union reach tentative settlement

TORONTO, June 30, 2023 – Hydro One Inc. (Hydro One) is pleased to announce it has reached tentative settlements for two collective agreements with the Power Workers’ Union (PWU) covering employees in front-line roles across the company’s operations in Ontario.

“Hydro One is pleased to reach these two tentative agreements and I want to thank our respective teams for negotiating in an open and productive way to reach this outcome,” said David Lebeter, Hydro One President and CEO. “The PWU represents critical front-line roles who provide exceptional customer service and contribute to delivering safe and reliable electricity to communities across the province.”

Negotiations covered the renewal of two collective agreements: the main collective agreement, which includes front-line staff, and the Customer Service Operations collective agreement, which includes staff in customer facing roles.

Union members will vote on these tentative agreements with the outcome anticipated by the end of July. Once ratified, these agreements will be in effect until September 30, 2025.

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.5 million valued customers, approximately $31.5 billion in assets as at December 31, 2022, and annual revenues in 2022 of approximately $7.8 billion.

Our team of approximately 9,300 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2022, Hydro One invested approximately $2.1 billion in its transmission and distribution networks, and supported the economy through buying approximately $1.9 billion of goods and services.

We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Leader™ by Electricity Canada.

Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedar.com or www.sec.gov.

Forward-Looking Statements and Information:

This press release may contain “forward-looking information” within the meaning of applicable securities laws. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “can”, “believe”, “seek”, “estimate”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

For further information: Hydro One Media Relations 24 hours a day at 1-877-506-7584 (toll-free in Ontario only) or 416-345-6868